

March 16, 2015

<u>Via E-mail</u>
Mr. Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064

> **Re: Abbott Laboratories**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-02189**

Dear Mr. Freyman:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1 – Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page 53</u>

1. You disclose that you recognize revenue from the licensing of product rights and the performance of research or selling activities over the periods earned. Please tell us the amounts of each of these streams of revenues you recognized in each of the last three years and address the following:
   - Tell us your consideration for disclosing each revenue stream separately under Item 5-03.1 of Regulation S-X;
   - Tell us your consideration for disclosing the terms of any material arrangements under which these revenues are earned; and
   - To the extent these streams are material, provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies how you recognize these revenues "over the periods earned."

<u>Note 3 – Discontinued Operations, page 57</u>

2. Please demonstrate to us why discontinued operations classification is appropriate for the disposal of your developed markets branded generics business. Reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us how this disposal meets the requirements of ASC 205-20-45-1 in light of the continuing cash flows associated with the transition services and supply agreements and your ownership in Mylan N.V. under which it appears you will be able to exert significant influence. In addition, please provide us proposed revised disclosure to be included in future periodic reports that provides the principal factors you used to conclude that the expected continuing cash flows are not direct cash flows of the developed markets branded generics business as required by ASC 205-20-50-4c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant